FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA: 1Q04 Financial Results Release

Results: January – March 2004: Attributable net income at BBVA rises 29.9% to 667 million euros

•	BBVA started 2004 with a clear strategy of profitable growth: activity is accelerating, recurrent earnings are growing and the Bancomer take-over was concluded successfully

•	Attributable net income from domestic businesses grew 27.2% to 447 million euros and net income in the Americas increased 35.7% to 220 million euros

•	All recurrent business margins were up and operating profit rose to 1,279 million euros – an increase of 5.2% at current exchange rates and 12.5% at constant rates

•	Return on equity (ROE) improved to 20.3% compared to 16.9% in March 2003 and earnings per share (EPS) increased by 25.1%

•	Non-performing loans fell further to 1.23% compared to 1.78% a year earlier and coverage increased to 209.8%

•	The cost/income ratio improved to 46.0% against 47.1% in March 2003. This confirms BBVA’s position among the leaders in the euro zone

•	Retail Banking increased operating profit by 8.1% and attributable net income by 12.7% on the back of growth in lending (up by 16.3%) and customers’ fund-gathering activities (10.9%)

•	Wholesale and Investment Banking maintained the high level of recurrent earnings with operating profit of 192 million euros – 17.4% higher than the quarterly average in 2003

•	The Americas recorded a rise of 35.7% in attributable net income (54.2% in local currency terms)

•	Attributable net income in Mexico came to 132 million euros, an increase of 36.8% (61.6% at constant exchange rates)

In the first quarter of 2004 BBVA achieved attributable net income of 667 million euros. This was the best quarterly figure in the last two years and represents growth of 29.9% over the first quarter of 2003. All the Bank’s recurrent business 7margins rose. Operating profit increased 5.2% to 1,279 million euros and activity grew significantly faster, especially in the retail banking market in Spain. Attributable net income from domestic business grew 27.2% to 447 million euros and in the Americas it increased 35.7% to 220 million euros.

The higher activity and recurrency of earnings strengthened BBVA’s position. By the end of the quarter the return on equity (ROE) had increased to 20.3% from 16.9% a year earlier, the cost/income ratio improved to 46% from 47.1% and it recorded new advances in risk quality with the non-performing loan ratio improving to 1.23% from 1.78%. Following the success of the bid to acquire the minority interests of Bancomer, BBVA maintained its high level of capital adequacy. The BIS ratio was 12.1% and core capital 5.7% – in line with the target set for the end of this year (6%).

BBVA started 2004 on a firm footing, based on faster growth of activity in the entire Group and on the generation of recurrent earnings. The increase of the holding in BBVA Bancomer to 99.6% was a step forward in a new approach announced at the recent General Shareholders Meeting under the overall strategy adopted at the beginning of 2002. Since the second half of 2003 this strategy has a central theme: profitable growth.

These positive earnings figures confirm the trend noted towards the end of 2003. Growth in the US and Asia is clearly higher than the European Union. The EU is weighed down by consumer weakness in countries such as France and Germany although Spain continues to perform better than average and better than the euro zone as a whole. Latin America shows signs of recovery and in 2004 it could achieve growth in accordance with its potential. In the securities markets the increased uncertainty caused by the attacks in Madrid on 11th March was overcome relatively quickly and the main stock exchanges recovered their upward trend. Currency markets continued to be unstable.

In view of the progressive normalisation of the financial situation in Argentina, this quarterly report solely considers the consolidated public accounts. Furthermore, the business figures and results of Group subsidiaries in Argentina are once again reported as part of the Americas Area.

The most relevant aspects of the BBVA Group in the first quarter of 2004 are summarised below:

•	Attributable net income rose to 667 million euros with an increase of 29.9% over the 514 million euros obtained in the first quarter of 2003. At constant exchange rates this increase was 35.0%. This level of quarterly income is the highest in the last two years.

•	Earnings per share increased by 25.1% while return on equity improved to 20.3% compared to 16.9% in the first quarter of 2003. Return on assets increased to 1.04%.

•	Operating profit came to 1,279 million euros and for the first time in recent years this is greater at current exchange rates than the same quarter of the previous year (up by 5.2%). It is also greater than the other quarters of 2003. At constant exchange rates it grew by 12.5% including 15.0% in the aggregate of the domestic businesses (Retail Banking, Wholesale Banking and Corporate Activities) and by 9.7% in the Americas. Excluding trading income, the most recurrent part of operating profit grew 9.3% at current exchange rates and 17.8% at constant rates.

•	The increase in operating profit carried over to net attributable income. The intermediate items on the income statement had a neutral effect and the net amount was similar to the first quarter of 2003.

•	The increase in recurrent earnings is supported by activity which continues to accelerate quarter by quarter. Thus, in Retail Banking in Spain and Portugal the year-on-year rate of increase in lending activities rose to 16.3% at 31-Mar-04, compared to 13.9% at the end of 2003. The sum of deposits, mutual and pension funds rose by 10.9% (10.5% on average balances, against 7.4% in December 2003).

•	In the Americas, lending (excluding the old mortgage portfolio at Bancomer and NPLs) grew 10.2% in local currency (6.8% in December 2003) and traditional fund-gathering including repos placed through the branch network and mutual funds, recorded an increase of 9.7% (7.4% in December).

•	The significant increase in activity in the euro zone and in the Americas compensated the effect of the decline in interest rates since the first quarter of 2003. Therefore the year-on-year increase in net interest income was 2.1% at current exchange rates and 9.0% at constant rates.

•	Net fee income increased 2.3% at current exchange rates and 9.1% at constant rates, mainly due to the increase in business activity.

•	Furthermore costs continued to be contained, falling 1.7% at current exchange rates and increasing 4.1% at constant rates. As a result, the cost/income ratio improved by more than 1 point to 46.0% compared to 47.1% in the first quarter of 2003. This confirms that BBVA is one of the most efficient large financial entities in the euro zone.

•	Retail Banking in Spain and Portugal continues to broaden activity through the branch network in terms of lending and customer funds. This helped net interest income to grow by 2.1% despite the decline in interest rates. Net fee income also increased by 7.8% and this, together with cost control, led to a further improvement in the cost/income ratio, which stands at 44.1% (45.5% in the first quarter of 2003) and year-on-year increases of 8.1% in operating profit and 12.7% in attributable net income.

•	Wholesale and Investment Banking generated high operating profits in the quarter. This is similar to the first quarter of last year and 17.1% higher than the 2003 quarterly average. Attention is drawn to the trend in net fee income which grew 14.7% year-on-year.

•	The Americas Area (including Argentina) was also helped by price management and greater growth in lending and customer funds. Net interest income increased 7.7% at constant exchange rates and this, together with the strength of net fee income (up by 12.7%), helped operating profit to grow 9.7%. Thus, with the lower provisioning required and the smaller minority interests, attributable net income grew 54.2% (35.7% at current exchange rates).

•	The picture in Mexico was particularly positive with an increase of 7.9% in net interest income calculated at constant exchange rates, despite the decline in interest rates. Note that in the first quarter of 2003 interest rates were at the highest level for the year. Operating profit also grew by 18.9% and net income by 20.8%. Lower minority interests caused the growth in attributable net income to rise to 61.6% in local currency, an increase of 36.8% in current euros. Activity continued to grow strongly, especially in the more profitable segments. Thus, traditional fund-gathering grew by 11.8% while transactional deposits in pesos grew 19.1%. Likewise, lending grew 17.5% while consumer credit and cards achieved year-on-year growth of 34.2%.

•	The Group’s non-performing loan ratio continued falling to 1.23% at the end of the quarter (1.37% at 31-Dec-03 and 1.78% at 31-Mar-03). Coverage increased to 209.8% (184.9% at 31-Dec-03 and 167.5% at 31-Mar-03).

•	Following an investment of 3,254 million euros for the acquisition of Bancomer’s minority interests, the Group’s capital base continues to be solid: core capital was 5.7% (in line with the figure of 6.0% set as the target at the end of last year), Tier I capital was 8.0% and the BIS ratio 12.1%.

BBVA Group Highlights (Consolidated figures)

	31-03-04	31-03-03	Δ% (YoY)
BALANCE SHEET (million euros)
Total assets	304,639	271,830	12.1
Total lending (gross)	157,221	144,168	9.1
Customer funds recorded on balance sheet	192,740	178,825	7.8
Other customer funds managed	118,500	105,925	11.9
Total customer funds managed	311,240	284,750	9.3
Shareholders´ funds (including profit for the year)	15,094	12,385	21.9
INCOME STATEMENT (million euros)
Net interest income	1,684	1,650	2.1
Core revenues	2,508	2,456	2.1
Ordinary revenues	2,672	2,653	0.7
Operating profit	1,279	1,217	5.2
Pre-tax profit	1,067	892	19.6
Attributable net income	667	514	29.9
DATA PER SHARE AND MARKET CAPITALISATION
Share price	10.77	7.63	41.2
Market capitalisation (millions of euros)	36,519	24,384	49.8
Attributable net income	0.20	0.16	25.1
Book value	4.45	3.88	14.9
PER (Price Earning Ratio; times) (1)	14.6	10.9
P / BV (Price/Book value; times)	2.4	2.0
RELEVANT RATIOS (%)
Operating income / ATA	1.75	1.81
ROE (Attributable net income / Average equity)	20.3	16.9
ROA (Net income / Average total assets)	1.04	1.02
RORWA (Net income / Risk weighted assets)	1.76	1.72
Cost / income ratio	46.0	47.1
NPL ratio	1.23	1.78
Coverage ratio	209.8	167.5
CAPITAL ADEQUACY RATIOS (BIS rules) (%)
Total	12.1	12.6
Core capital	5.7	6.0
TIER I	8.0	8.5
OTHER INFORMATION
Number of shares (millions)	3,391	3,196
Number of shareholders	1,150,391	1,189,260
Number of employees	85,695	88,960
• Spain	31,017	31,588
• America (2)	52,678	55,331
• Rest of the world	2,000	2,041
Number of branches	6,943	7,027
• Spain	3,380	3,415
• America (2)	3,370	3,410
• Rest of the world	193	202

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	The 1Q04 PER is calculated taking into consideration the median of the analysts´ estimates (April 2004)
(2)	This heading includes BBVA Group’s banking and pension management activities in all Latin American countries in which it is present.

Consolidated income statement

(Million euros)

	1st quarter 04	Δ%	1st quarter 03	Δ% at constant exchange rates
Financial revenues	2,932	-13.1	3,375	-7.2
Financial expenses	-1,392	-23.8	-1,827	-18.7
Dividends	144	41.5	102	45.5

NET INTEREST INCOME	1,684	2.1	1,650	9.0
Net fee income	824	2.3	806	9.1

CORE REVENUES	2,508	2.1	2,456	9.0
Net trading income	164	-16.5	197	-14.0

ORDINARY REVENUES	2,672	0.7	2,653	7.3
Personnel costs	-794	-4.2	-829	0.6
General expenses	-434	3.2	-420	11.2

GENERAL ADMINISTRATIVE EXPENSES	-1,228	-1.7	-1,249	4.1
Depreciation and amortization	-113	-11.4	-128	-6.5
Other operating revenues and expenses (net)	-52	-12.3	-59	-3.0

OPERATING PROFIT	1,279	5.2	1,217	12.5
Net income from companies under the equity method	84	219.3	26	207.8
Memorandum item: dividends received	-102	49.1	-68	55.4
Amortization of goodwill	-132	0.5	-131	0.5
Net income from Group transactions	245	22.3	200	22.3
Net loan loss provisions	-291	-9.8	-323	-2.0
Net securities writedowns	—	—	—	—
Extraordinary items (net)	-118	21.4	-97	34.6

PRE-TAX PROFIT	1,067	19.6	892	25.7
Corporate income tax	-309	48.0	-209	55.7

NET INCOME	758	11.0	683	16.6
Minority interests	-91	-46.4	-169	-41.8
• Preference shares	-51	-22.0	-64	-22.0
• Other	-40	-61.6	-105	-55.9

ATTRIBUTABLE NET INCOME	667	29.9	514	35.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 26th 2004	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.